

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2015

<u>Via E-mail</u>
David Breier
President
Computron, Inc.
1 East Bedell St.
Freeport, NY 11520

>   **Re: Computron, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 24, 2014**
>   **File No. 333-199965**

Dear Mr. Breier:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments are to those issued in our letter dated December 4, 2014.

<u>General</u>

1.   We note your response to prior comment 2 and related revisions made to the filing regarding the procedures for holding proceeds pending achievement of the minimum offering amount. Your response letter states that "[t]he Client Trust Account is <u>not</u> a separate account created specifically for this offering" (emphasis added). If this is the case, as previously requested, please explain to us how you believe the comingling of funds complies with the requirements of Rule 10b-9(a)(2) relating to the return of funds to investors under certain circumstances. In this regard, provide us with your analysis as to whether the offering proceeds could be subject to claims by creditors of the attorney or claims against other clients of the attorney whose funds might be held in the comingled client trust account. Alternatively, please confirm that the subscription proceeds will be deposited into a separate trust bank account, limited to funds received on behalf of Computron, as stated on page 14 of the filing.

<u>Plan of Distribution, page 13</u>

2.   Disclosure on page 14 and 15 indicates that subscriptions in this offering be made payable to "Eilers Law Group, PA, Client Trust Account f/b/o Computron, Inc."   Please replace these references with references to "Eilers Law Group, PA, Client Trust Account RE Computron" as you have elsewhere in the filing, to clarify that the proceeds will not be held for the benefit of the company until the minimum offering amount is raised.

Certain Relationships and Related Transactions, page 27

3.   Further to prior comment 15, please tell us the nature of Mr. Harold Gewerter's relationship, if any, with your company and/or the Eilers Law Group, PA.

Available Information, page 28

4.   We note the revisions made in this section in response to prior comment 16. The revised disclosure, however, continues to suggest that you will be required to comply with the reporting requirements of Section 14 of the Exchange Act, notwithstanding your apparent lack of intention to register a class of securities under Section 12. Please clarify your disclosure accordingly.

Exhibits, page 43

5.   The exhibit index indicates that the subscription agreement (exhibit 99.1) has been previously filed, but this does not appear to be the case. Further to prior comment 20, please file the subscription agreement as soon as possible, preferably with your next pre-effective amendment.

Exhibit 5.1

6.   We re-issue prior comment 20. The revised legality opinion continues to state that counsel is "of the opinion that the issuance 1,333,334 shares, upon the Registration Statement being deemed effective, shall be validly issued, fully paid and non-assessable under the corporate laws of the state of Florida…," rather than Nevada, your state of incorporation.

Exhibit 10.1

7.   Section 3 of the form of stock escrow agreement filed as exhibit 10.1 provides that if the minimum offering amount is not raised within 365 days, the subscribing shareholder's investment shall be returned. The registration statement, however, indicates that the offering will terminate if the minimum offering amount is not raised within 360 days. Please revise or advise regarding this apparent inconsistency.

8.   Further, Section 4.3 of the form of stock escrow agreement provides for a fee of $750 to be paid to the escrow agent, but the filing indicates on page 14 that the escrow agent's fee is $1,500. Please revise or advise.

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-Mail</u>
       William Robinson Eilers, Esq.
       Eilers Law Group, PA